UNITED STATE SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 14F-1

Information Statement Required Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

AeroCentury Corp.
(Exact Name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-13387 (Commission File Number)	94-3263974 (IRS Employer Identification No.)

1440 Chapin Avenue, Suite 310
Burlingame, California 94010
(Address, including zip code, of principal executive offices)

(650)-340-1888
(Registrant’s telephone number, including area code)

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

This Information Statement is being furnished on or about September 17, 2021, to all of the stockholders of record at the close of business on September 15, 2021, of the Common Stock of AeroCentury Corp.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

1

INTRODUCTION

This Information Statement is being mailed on or about September 17, 2021 to holders of record on September 15, 2021 (the “Record Date”), of shares of common stock (the “Common Stock”) of AeroCentury Corp., a Delaware corporation (the “Company” or “AeroCentury”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule l4f-l promulgated thereunder. This Information Statement is being filed with the Securities and Exchange Commission (“SEC”) on or about September 16, 2021.

CHANGE IN CONTROL

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company (the “Board”). AeroCentury and certain of its subsidiaries (together with the Company, the “Debtors”) commenced voluntary cases (collectively, the “Chapter 11 Cases”) under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for District of Delaware (the “Bankruptcy Court”) and filed the Joint Chapter 11 Plan of Reorganization of AeroCentury Corp. and Its Debtor Affiliates (as amended or supplemented, the “Plan”) with the Bankruptcy Court. On July 14, 2021, the Debtors filed the Combined Disclosure Statement and Joint Chapter 11 Plan of Reorganization of AeroCentury Corp., and Its Affiliated Debtors Docket No. 0282, with the Bankruptcy Court (the “Combined Plan Statement”). On August 16, 2021, the Company filed the Notice of Filing of Plan Supplement to the Combined Disclosure Statement and Joint Chapter 11 Plan of AeroCentury Corp., and its Affiliated Debtors, Docket No. 0266, with the Bankruptcy Court (as may be later amended or supplemented, the “Plan Supplement”). On August 30, 2021, the Company filed the Second Plan Supplement to the Combined Disclosure Statement and Joint Chapter 11 Plan of AeroCentury Corp., and its Affiliated Debtors, Docket No. 0288, with the Bankruptcy Court. On August 31, 2021, the Bankruptcy Court entered an order, Docket No. 0296 (the “Confirmation Order”), confirming the Plan as set forth in the Combined Plan Statement and Plan Supplement. The Company expects that the effective date of the Plan (as defined in the Plan, the “Effective Date”) will occur after all conditions precedent to the Plan have been satisfied. Although the Company is targeting occurrence of the Effective Date to occur on or before September 30, 2021, the Company can make no assurances as to when, or ultimately if, the Plan will become effective. It is also possible that certain amendments could be made to the Plan prior to the Effective Date.

Pursuant to the Plan, the Company’s Common Stock outstanding held by the existing shareholders of AeroCentury on the Effective Date (the “Legacy ACY Shareholders”) will be reinstated on the Effective Date. As of September 15, 2021, the Company had 1,545,884 shares of Common Stock issued and outstanding to Legacy ACY Shareholders. Under the Plan Sponsor Agreement entered into between the Company and Yucheng Hu, TongTong Ma, Qiang Zhang, Yanhua Li, Yiyi Huang, Hao Yang, Jing Li, Yeh Ching and Ye Cheng (the “Plan Sponsor Agreement”), and identifying such individuals, collectively, as “Plan Sponsor” on the Effective Date, the Company will issue, pursuant to a Securities Purchase Agreement (“SPA”) between the Plan Sponsor and the Company, 2,870,927 shares (“New ACY Common Shares”) of Common Stock to the Plan Sponsor at a purchase price equal to $3.85 per share, for an aggregate purchase price of approximately US$11,053,069 in a private placement exempt from registration requirement of the Securities Act of 1933, as amended (the “Securities Act) afforded by Section 4(a)(2), Rule 506 of Regulation D (“Regulation D”), and/or Regulation S (“Regulation S”) of the Securities Act. Prior to the Effective Date, no single stockholder holds a majority of the voting power of the outstanding Common Stock of AeroCentury. Following the Effective Date, the New ACY Common Shares will constitute a majority of the voting power of the outstanding shares of Common Stock, and the Plan Sponsor shall, collectively, beneficially own approximately 65% of the Common Stock of AeroCentury.

Upon closing of the SPA, the Plan Sponsor will hold an aggregate of 2,870,927 shares of Common Stock, representing approximately 65% of the number of shares of Common Stock outstanding on such date. The new organizational documents of the reorganized Company will become effective on the Effective Date and will authorize a sufficient number of shares of Common Stock to accommodate the issuance of the additional New ACY Common Shares pursuant to the Plan. Upon the Effective Date and the closing of such stock purchase, as a condition to the closing of the Plan Sponsor Agreement, all members of the Board prior to the closing of such stock purchase will resign as directors of the Company, and Yucheng Hu, Florence Ng, Jianan Jiang, Siyuan Zhu and Qin Yao (the “Incoming Directors”) will be appointed as directors of the Company to take office not sooner than the later of (i) the Effective Date, or (ii) ten (10) days after the mailing of this Information Statement (the “Appointment Date”), resulting in a change in a majority of the members of the Board. In addition, effective as of the Effective Date, all current officers of the Company will resign, and the Board has appointed Mr. Yucheng Hu as the Chairman, president and chief executive officer, Ms. Florence Ng as the general counsel and vice president of operations, and Ms. Qin Wang as the chief financial officer, company secretary and treasurer.

A copy of the Combined Plan Statement was filed as part of Exhibit 99.1 to a Current Report on Form 8-K filed by the Company on August 31, 2021. A copy of the Plan Sponsor Agreement was as Exhibit 99.1 to a Current Report on Form 8-K filed by the Company on August 17, 2021.

Please read this Information Statement carefully. It describes the terms of various transactions that are expected to be consummated on the Effective Date that will result in a change of control of the Company and a change in a majority of the members of the Board. It also contains certain biographical and other information concerning the current and expected executive officers and directors of the Company. Copies of this material also may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding public companies that file reports with the SEC. Copies of the Company’s other public filings may be obtained from the SEC’s website at http://www.sec.gov.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company currently has two classes of voting securities: (a) common stock, par value $0.001 per share, of which 1,545,884 shares are outstanding as of September 15, 2021, (b) preferred stock, par value $0.001 per share, of which no shares are outstanding as of September 15, 2021. Each share of common stock entitles the holder thereof to one vote on each matter put to a vote of stockholders. Following the Effective Date and the issuance of the New ACY Common Shares, there will be 4,416,811 shares of common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Effective Date

The following table sets forth information as of September 15, 2021 regarding shares of our common stock beneficially owned by (a) each person known by the Company to own beneficially more than 5% of the outstanding voting stock of stock and by (b) each executive officer, director of the Company prior to the change of officers and directors expected to take place as a result of the closing of the transaction contemplated by the Plan Sponsor Agreement, and (c) the directors and executive officers of the Company referenced in (b) as a group:
Name(1)	No. of Shares (2)	Percentage of Common Stock (3)
Michael G. Magnusson, Director, President	0	*
Harold M. Lyons, CFO, Treasurer, Sr. Vice President, Finance and Secretary	0	*
Toni M. Perazzo, Director, Principal Stockholder (4)	327,374	21.2%
Evan M. Wallach, Director	0	*
Roy E. Hahn, Director	0	*
David P. Wilson, Director	0	*
All directors and executive officers as a group	327,374	21.2%
* Less than 1%

(1) Unless otherwise indicated, the business address of each of the individuals is c/o AeroCentury Corp., 1440 Chapin Avenue Suite 310, Burlingame, California 94010.

(2) Except as indicated in the footnotes to this table, the stockholders named in the table are known to the Company to have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days after September 15, 2021.

(3) For purposes of calculating percentages, 1,545,884 shares, consisting of all of the outstanding shares of common stock (excluding Company treasury stock) outstanding as of September 15, 2021, was used.

(4) Includes (i) 16,007 shares of common stock held directly by Ms. Perazzo or as beneficiary of a 401(k) custodial account, (ii) 152,433 shares held by an irrevocable trust of which Ms. Perazzo is a beneficial owner; (iii) 152,434 shares held by an irrevocable trust of which a child of Ms. Perazzo is the beneficiary; and (iv) 6,500 shares held in a joint tenancy account with such child.

Following the Effective Date

The following table sets forth information as of September 15, 2021, adjusted to reflect the effect of the closing of the transactions contemplated by the Plan Sponsor Agreement regarding shares of the Company’s common stock beneficially owned by (a) each person known by the Company to own beneficially more than 5% of the outstanding voting stock of stock and by (b) each incoming executive officer, director of the Company following the change of officers and directors expected to take place as a result of the closing of the transaction contemplated by the Plan Sponsor Agreement, and (c) the directors and executive officers of the Company referenced in (b) as a group (collectively, the “Beneficial Owners and Management”).

Name(1)	No. of Shares (2)	Percentage of Common Stock (3)
Yucheng Hu, Director, Chairman, President and Chief Executive Officer	1,598,201	36.2%
Florence Ng, Director, General Counsel and Vice President of Operations	0	*
Qin (Carol) Wang, Chief Financial Officer, Company Secretary and Treasurer	0	*
Jianan Jiang, Director	0	*
Siyuan Zhu, Director	0	*
Qin Yao, Director	0	*
All directors and executive officers as a group	1,598,201	36.2%

5% or greater owners
Toni M. Perazzo (4)	327,374	7.4%

* Less than 1%

(1) Unless otherwise indicated, the business address of each of the individuals is c/o AeroCentury Corp., 1440 Chapin Avenue Suite 310, Burlingame, California 94010.

(2) Except as indicated in the footnotes to this table, the stockholders named in the table are known to the Company to have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days after September 15, 2021.

(3) For purposes of calculating percentages, percentages are based upon 4,403,027 shares of Common Stock outstanding, consisting of 1,545,884 shares of Common Stock (excluding Company treasury stock) outstanding as of September 15, 2021, plus 2,870,927 shares of Common Stock to be issued pursuant to the Plan Sponsor Agreement.

(4) Ms. Perazzo is the former Board Chair and Chief Financial Officer of the Company. Includes (i) 16,007 shares of Common Stock held directly by Ms. Perazzo or as beneficiary of a 401(k) custodial account, (ii) 152,433 shares held by an irrevocable trust of which Ms. Perazzo is a beneficial owner; (iii) 152,434 shares held by an irrevocable trust of which a child of Ms. Perazzo is the beneficiary; and (iv) 6,500 shares held in a joint tenancy account with such child.

DIRECTORS AND EXECUTIVE OFFICERS

Changes to the Board of Directors

As a condition to the closing of the Plan Sponsor Agreement, all members of the Board prior to the Effective Date will resign as directors of the Company, and Yucheng Hu, Florence Ng, Jianan Jiang, Siyuan Zhu and Qin Yao (the “Incoming Directors”) will be appointed as members of the Board of the Company, to take office on the Appointment Date, resulting in a change in all of the directors. In addition, effective as of the Effective Date, all current officers of the Company will resign, and the Board has appointed Mr. Yucheng Hu as the Chairman, president and chief executive officer, Ms. Florence Ng as the general counsel and vice president of operations, and Ms. Qin Wang as the chief financial officer, company secretary and treasurer.

The following discussion sets forth the information regarding the Company’s current executive officers and directors and proposed executive officers and directors after completing the transactions contemplated by the Plan Sponsor Agreement. If any proposed director listed in the table should become unavailable for any reason, which the Company does not anticipate, the Board will appoint any substitute nominee or nominees as the Board in its sole discretion deems necessary.

Legal Proceedings

There are no material proceedings to which any of the Beneficial Owners or Management or any of their associates or any affiliate of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Identification of Incumbent Directors and Executive Officers

Incumbent Directors and Executive Officers

The following table sets forth certain information regarding the Company’s current executive officers and directors:

Name	Age	Position
Toni M. Perazzo	74	Chair and Director
Michael G. Magnusson	63	President, Chief Executive Officer and Director
Harold M. Lyons	62	Sr. Vice President, Finance and Chief Financial Officer
Roy E. Hahn	69	Director
Evan M. Wallach	66	Director
David P. Wilson	67	Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

Ms. Toni M. Perazzo. Ms. Perazzo is a member of the Executive Committee of the Board of Directors and has served on the Board since the Company’s inception in 1997. In June 2020, she was elected as Chair of the Board of Directors. Prior to her retirement in December 2019, she was the Company’s Chief Financial Officer, Treasurer, Senior Vice President-Finance, and Secretary and also President and Chief Financial Officer of JetFleet Management Corp. (“JMC”), a subsidiary of the Company, where she had been an officer in various capacities since 1997. Her prior positions include Assistant Vice President for a savings and loan company, controller of an oil and gas syndicator and a senior auditor with Arthur Young & Co., Certified Public Accountants. She received her Bachelor’s Degree from the University of California at Berkeley, and her Master’s Degree in Business Administration from the University of Southern California. Ms. Perazzo is a certified public accountant and member of the California Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Mr. Michael G. Magnusson. Since 2016, Mr. Magnusson has been the President and a director of the Company and the Managing Director of JMC. Prior to joining the Company and JMC, he was a principal of SAL Solutions, an aircraft leasing consulting firm that he co-founded in 2015. Before that he was with Saab Aircraft, which he joined in 1982 and where he held positions of increasing responsibility culminating in tenure as Chief Executive Officer of Saab Aircraft Leasing from 2001 until 2015. Mr. Magnusson received a Master’s Degree in Aeronautical Engineering in 1982 from KTH Royal Institute of Technology in Stockholm, Sweden.

Mr. Harold M. Lyons, Sr. Vice President, Finance. Mr. Lyons was promoted to the executive officer position of Sr. Vice President, Finance on January 1, 2020. Prior to that, while serving as Vice President, Finance since 2003, he was responsible for overseeing tax accounting and tax analysis as well as Sarbanes-Oxley internal controls compliance review for the Company. Mr. Lyons has been employed by JMC and JMC affiliated companies since 1992. Mr. Lyons was previously a Manager in the Tax Department of Coopers & Lybrand, Certified Public Accountants and, before that, Mr. Lyons was a Manager in the Tax Department of Arthur Young & Co., Certified Public Accountants. He received a Bachelor’s Degree in Business Administration (specializing in Accounting and Applied Economics) and a Master’s Degree in Business Administration (specializing in finance and management science) from the University of California, Berkeley. Mr. Lyons is a certified public accountant and is a member of the American Institute of Certified Public Accountants (and a member of the Tax Section) and of the California Society of Public Accountants.

Mr. Roy E. Hahn. Mr. Hahn is the Chair of the Audit Committee and a member of the Compensation Committee and has served on the Board since 2007. Mr. Hahn is currently Managing Director of Marbridge Group, LLC, an alternative investment management firm he founded in 2004. Prior to his founding of Marbridge Group, LLC, he was Managing Director of Chenery Associates, an investment management firm. Mr. Hahn was a Director at Coopers & Lybrand from 1987 to 1988, and a tax partner with that firm from 1989 to 2003. Prior to Coopers & Lybrand, he was a partner at Arthur Young & Co. His educational background includes a Bachelor's Degree in Accounting from San Francisco State University. Mr. Hahn is a certified public accountant and a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants.

Mr. Evan M. Wallach. Mr. Wallach is President and Chief Executive Officer of Global Airfinance Services, Inc., an aviation consulting business he founded in 1998 and returned to in June 2012. Mr. Wallach was the Chair of the Board of Directors of the Company from 2016 until June 2020, and is a member of the Audit Committee, the Compensation Committee, and the Executive Committee. He has served on the Board since 1997. From December 2009 until June 2012, Mr. Wallach was Managing Director, Aviation/Transportation Markets at Jefferies & Company, Inc. From 2005 to 2009, Mr. Wallach was a Managing Director, Airline/Aircraft Securities Sales at Guggenheim Capital Markets, LLC, a securities broker/dealer. From 2001 to 2005, he served as Managing Director, Fixed Income Institutional Sales, at Piper Jaffray LLC, and from 1998 to 2001 he served as Vice President, Finance of C-S Aviation Inc., an aviation consulting firm. Mr. Wallach has specialized in aircraft and airline financing for over thirty years, having held senior level positions with The CIT Group, Bankers Trust Company, Kendall Capital Partners, Drexel Burnham Lambert, and American Express Aircraft Leasing. Mr. Wallach received a Bachelor’s Degree in Political Science from State University of New York at Stony Brook and a Master’s Degree in Business Administration from the University of Michigan.

Mr. David P. Wilson. Mr. Wilson has been a member of the Company’s Board of Directors and the Audit Committee since February 2015. He also serves as Chair of the Compensation Committee. Mr. Wilson is currently a member of the Board of Directors of Einn Volant Aircraft Leasing LLC. Mr. Wilson retired in 2014 from General Electric Capital Aviation Services (“GECAS”), where he was most recently a Senior Vice President, concentrating on asset sales and aircraft securitizations to a worldwide investor base. Prior to his 21-year career at GECAS, Mr. Wilson spent 8 years at Citicorp's Equipment Finance and Leasing Division as a product specialist in aircraft finance marketing and working on several airline bankruptcies and restructurings. Prior to joining Citicorp in 1985, he held various financial positions at De Lage Landen (formerly Master Lease Corp.) and Air Products and Chemicals at their headquarters. Mr. Wilson started his career at Ernst & Ernst in 1977. He received his Bachelor's Degree in Accounting and Finance from Boston College in 1977 and a MS/MBA in Finance from Drexel University in Philadelphia in 1983.

There are no agreements with respect to electing directors. The Board appoints officers annually and each executive officer serves at the discretion of the Board.

Incoming Executive Officers and Directors

As a condition to the closing of the Plan Sponsor Agreement, the following individuals are expected to serve as members of the Company’s Board and/or the Company’s executive officers:

Name	Age	Position
Yucheng Hu*	36	Chairman, President, Chief Executive Officer and Director
Florence Ng*	57	General Counsel, Vice President of Operations and Director
Qin (Carol) Wang	31	Chief Financial Officer, Secretary and Treasurer
Jianan Jiang*	36	Independent Director
Qin Yao*	39	Independent Director
Siyuan Zhu*	35	Independent Director
 * The Incoming Directors will be appointed to take office on the Appointment Date. All directors will hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

Mr. Yucheng Hu. Mr. Hu is the founder of Chengdu Quleduo Technology Co., Ltd., and has served as its Chief Executive Officer since 2011. Mr. Hu is a successful entrepreneur with over 15 years of experience in the internet industry. Mr. Hu established the Xiyou online mobile game platform (wwwx52xiyou.com), which is a popular online gaming platform in PRC. Mr. Hu has also formed various software programming studios, such as the Mengqu studio, and has developed various mini-programs for social media applications such as the “click-and-play” application for instance on-line games access.

Ms. Florence Ng. Ms. Ng is a lawyer qualified in Hong Kong Special Administrative Region since 2011, specializing in international cross border mergers and acquisitions transactions and corporate commercial matters. Ms. Ng is currently an independent non-executive director of China Internet Investment Finance Holdings Limited (stock code: 810) since 2013, a company listed on the Hong Kong Stock Exchange, and has served as a legal consultant for ATIF Holdings Limited (stock code: ATIF) since 2019, of which is a company listed in the Nasdaq Stock Exchange. Ms. Ng holds a Bachelor’s degree in Art from San Francisco State University, a Bachelor’s degree in Laws from University of London, and a Master’s degree in Laws from the City University of Hong Kong with distinction award.

Ms. Qin (Carol) Wang. Ms. Wang has been an independent financial consultant since June 2020, specializing in M&A transactions for companies listed in the Nasdaq Stock Exchange and New York Stock Exchange. Prior to that, Ms. Wang has served as the finance controller and financial advisor of TD Holdings, Inc. (NASDAQ: GLG) from February 2018 to May 2020. Through July 2016 to January 2018, Ms. Wang has served as a senior investment manager for Yikuan Asset Management Company. Ms. Wang began her career at Ernst & Young where she served as a senior auditor from September 2012 to June 2015. She is skilled at M&A transaction, US GAAP and IFRS financial reporting, implementing new accounting standards, corporate financial management and planning. Ms. Wang holds a Master’s degree in Finance from Renmin University of China and a Bachelor’s degree in Economics from Donghua University. Ms. Wang is a certified public accountant and is a member of the Chinese Institute of Certified Public Accountants.

Mr. Jianan Jiang. Since February 2019, Mr. Jiang has been serving as the lead data scientist for Stori Card in Washington, DC, which is a fast-growing Fintech company using Artificial Intelligence technology to provide better financial products for the underserved community in Latin America. Prior to that, he worked as data analyst and data science manager for Capital One from Oct 2014 to Jan 2019. Mr. Jiang served as co-founder and CEO of Schema Fusion LLC from May 2013 to Sep 2014. Mr. Jiang received his Bachelor’s degree in Civil Engineering from Qingdao Technological University in 2008, and received his Master of Science in Management Science and Engineering from Tongji University in 2011, and received his Master of Science in Engineering and Technology Innovation Management from Carnegie Mellon University in 2013.

Ms. Qin Yao. Ms. Yao is currently an information engineer at Tencent Holdings Co., Ltd (stock code: 00700), a company listed on the Hong Kong Stock Exchange, and responsible for the products and market expansion of Tencent’s industrial Internet Sector since 2017. From 2010 to 2017, Ms. Yao has served as an electronic information engineer in China United Network Communications Co., Ltd. Ms. Yao has more than 10 years of investment experience in the field of cloud computing, big data, AI and technology information services. She also has profound knowledge of financial planning, financial budgeting and financial risk management related to the cloud business. Ms. Yao holds a Bachelor’s degree in Electronic Information Engineering from the University of Electronic Science and Technology in Chengdu in 2004.

Ms. Siyuan Zhu. Ms. Zhu is currently a senior finance manager of Asia Region of IAC (Shanghai) Management Co., Ltd. since 2016. From 2013 to 2015, Ms. Zhu has served as a finance manager in IAC (Shanghai) Automotive Component Technology Co., Ltd. Prior to 2013, Ms. Zhu held various positions at KPMG Huazhen for a total of seven years and served as a program manager from 2011 to 2013. Ms. Zhu has served as an independent director of TD Holdings, Inc. (NASDAQ: GLG) from May 2019 to April 2021. Ms. Zhu holds a Bachelor’s degree in Foreign Language and Literature from Shanghai International Studies University. Ms. Zhu is a certified public accountant in China.

Meetings and Committees of the Board of Directors

Board Meetings and Committees

The incumbent Board of Directors of the Company held eighteen meetings during the fiscal year ended December 31, 2020. During that year, no incumbent director attended fewer than 75% of the meetings of the Board of Directors and its committees on which he or she served that were held during the period in which he or she was a director. The Board of Directors has an Audit Committee, a Compensation Committee and an Executive Committee of the Board of Directors, each of which is discussed below.

Audit Committee. The Audit Committee operates under a charter adopted and approved by the Board of Directors, which is available on the Company’s website at http://www.aerocentury.com/audit.php. The Audit Committee meets with the Company's management and its independent registered public accounting firm to review internal financial information, audit plans and results, and financial reporting procedures. The Audit Committee currently consists of Roy E. Hahn (Chair), Evan M. Wallach and David P. Wilson. Following the Appointment Date, this committee shall consist of Siyuan Zhu (Chair), Qin Yao, and Jianan Jiang. The Board has determined that Ziyuan Zhu, Qin Yao and Jianan Jiang are independent within the meaning of Sections 803A and 803B(2) of the NYSE American Company Guide, and that Ms. Zhu is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC.

The Board of Directors has determined that at least one member of the current Audit Committee, Mr. Hahn, is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC. In the course of his career, as described under “Directors and Officers” above, Mr. Hahn acquired: (i) an understanding of generally accepted accounting principles and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, (iv) an understanding of internal control over financial reporting, and (v) an understanding of audit committee functions. The Audit Committee held eight meetings during the fiscal year ended December 31, 2020.

Compensation Committee. The Compensation Committee assists the Board in discharging its responsibilities relating to compensation of the Company’s directors and officers and complying with disclosure requirements regarding such compensation, if and when required and in accordance with applicable SEC and stock exchange rules and regulations. The Compensation Committee operates under a charter adopted and approved by the Board of Directors, which is available on the Company’s website at http://www.aerocentury.com/compensation_committee.php. The Compensation Committee currently consists of David P. Wilson (Chair), Roy E. Hahn, and Evan M. Wallach. Following the Appointment Date, the Compensation Committee shall consist of Jianan Jiang (Chair), Siyuan Zhu, and Qin Yao. The Board has determined that Siyuan Zhu, Jianan Jiang, and Qin Yao are independent within the meaning of Section 803A and 805(c) of the NYSE American Company Guide and Rule 10C-1(b)(1) under the Securities Exchange Act of 1934, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee held four meetings during the fiscal year ended December 31, 2020.

Executive Committee. The Executive Committee has the authority to acquire, dispose of and finance investments for the Company and execute contracts and agreements, including those related to the borrowing of money by the Company, and generally exercises all other powers of the Board of Directors except for those which require action by all of the directors or the independent directors under the Certificate of Incorporation or the Bylaws of the Company, or under applicable law or stock exchange requirements.  The Executive Committee currently consists of only two directors, Toni M. Perazzo and Evan M. Wallach. Following the Appointment Date, the Executive Committee currently consists of only two directors Yucheng Hu and Florence Ng. The Executive Committee did not hold any meetings during fiscal year ended December 31, 2020.

Director Nominations. The Company does not have a formal nominating committee. The independent directors separately consider and make recommendations to the full Board of Directors regarding any candidate being considered to serve on the Board of Directors, and the full Board of Directors reviews and makes a determination regarding such potential candidates. In light of this practice, which is similar to the practices of many boards of directors that have a standing nominating committee, the Board believes it is unnecessary to formally establish such a committee.

The Board has not adopted a formal procedure for considering nominees recommended by stockholders, other than the procedures described herein that are applicable to all director candidates and the procedures set forth in the Bylaws of the Company for stockholder nominations of directors. While the Board of Directors does not have a specific policy for considering nominees recommended by stockholders, this does not mean that a recommendation would not be considered if received from a stockholder. The Board believes that the current informal consideration process is adequate in light of the historical absence of stockholder recommendations of director nominees. In any event, the Board expects there would be no difference between the manner in which the Board of Directors would evaluate a director candidate recommended by a stockholder and a director candidate recommended by any other source, such as an existing member of the Board of Directors or one of the Company’s executive officers.

Although the Board of Directors does not have a formal policy with respect to Board diversity, it strives to constitute the Board with directors who bring to the Company a variety of perspectives, cultural sensitivity, life experiences, skills, expertise, and sound business understanding and judgment derived from a broad range of business, professional, governmental, community involvement, personal and aircraft leasing and finance experiences, as well as directors who have skills and experience that are relevant and helpful to the Company's industry and operations and who have the desire and capacity to actively serve. In addition, the Board is aware of the recently enacted California law requiring publicly held corporations whose principal executive offices are located in California to have at least (i) one to three female directors, depending on the size of the board, and (ii) one director from an underrepresented community, by the end of the 2021 calendar year. Because the Company’s principal executive offices are located in California, the Company is subject to these requirements. The Company anticipates that the new Board of Directors will be in compliance with this law.

In reviewing a potential candidate for the Board, the Board of Directors considers the individual's experience in the Company's industry, the general business or other experience of the candidate, the needs of the Company for an additional or replacement director, the personality of the candidate, and the candidate's interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is an individual's integrity, willingness to actively participate and ability to bring to the Company his or her experience and knowledge in areas that are most beneficial to the Board. In addition, the Board recognizes that at least a majority of the Company’s directors must be independent under applicable NYSE American rules, the members of certain Board committees must satisfy enhanced independence and financial expertise standards under applicable NYSE American and SEC rules, and one member of the Board should meet the criteria for an “audit committee financial expert” as defined by SEC rules.

Except as described above, there are no specific minimum qualifications that the Board believes must be met by a director nominee. The incoming members of the Board of Directors were designated by the Plan Sponsor pursuant to the Plan Sponsor Agreement, outside of the process described above. The Board, however, intends to continue to evaluate the incoming Board members and other candidates in the manner described above in connection considering nominations for all future Board elections.

Board Leadership Structure

The Company’s Board of Directors recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and governing documents do not mandate a particular structure. This has allowed the Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Board of Directors’ Role in Risk Oversight

The Company is exposed to a number of operational and financial risks, and the Board plays an active role in overseeing management of these risks. The Company’s Chief Executive Officer (“CEO”) (who is a member of the Board of Directors) is directly responsible for a number of operational risks, such as the risks inherent in acquiring, owning, leasing and disposing of used aircraft and engines. The Board regularly receives reports from the CEO on these risks and works closely with the Company’s management on strategies to manage these risks and to develop contingency plans. The Company’s Chief Financial Officer is directly responsible for a number of financial risks, such as the risks associated with the Company’s credit and liquidity. The Audit Committee and the full Board regularly receive reports from the Chief Financial Officer on these risks and work closely with the Company’s management on strategies to manage these risks and to develop contingency plans. The Board also meets and confers regularly with the Company’s management to identify other risks faced by the Company, and outside counsel attend all board meetings as non-voting guests of the Board. The Company believes that this and other interactions with senior management of the Company provide the Board with visibility into and access to the details underlying the risks the Company faces, and thereby enhances the quality of the Board’s risk oversight. Among the risks over which the Board exercises oversight are economic, financial, industrial, legal, and operational risks, including cybersecurity risks.

In addition, the Board performs its risk oversight function in part through its committees, which, except for the Executive Committee, are comprised solely of independent directors. The Audit Committee oversees management of risks related to financial reporting and disclosure processes and accounting policies, as well as certain specific financial risks, such as variable interest rate risk, and risks related to related party or conflict-of-interest transactions. The Compensation Committee oversees management of risks related to compensation policies and practices. The Company believes the role of these Board committees in the Board’s performance of its risk oversight function, as well as the Board’s leadership structure discussed above, which separates the roles of Chair of the Board and President, provide an appropriate level of independent oversight, including risk oversight, of the Company’s management team.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Companys executive officers and directors, and persons who own more than 10% of the Company’s common stock, to file reports regarding ownership of, and transactions in, the Company’s securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely upon a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes the Company's officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them in the fiscal year ended December 31, 2020.

Communication between Stockholders and Directors

The Company’s Board of Directors currently does not have a formal process for stockholders to send communications to the Board of Directors and does not believe such procedures are necessary at this time because it believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. Stockholders wishing to communicate to the Board informally can address written correspondence to the Company’s Board of Directors at the Company’s address at 1440 Chapin Avenue, Suite 310, Burlingame, California 94010, Attn: Board of Directors.

Director Attendance at Annual Meeting

It is the policy of the Company and Board of Directors that directors attend the Annual Meeting and be available for questions from stockholders. All the then-seated directors, including the directors nominated for election, attended the Company’s 2020 Annual Stockholders Meeting, either in person or if unable to travel due to COVID issues, monitored the proceedings electronically. Barring any adjustments to the format of the 2021 Annual Meeting due to social distancing or other restrictions related to the COVID-19 pandemic, it is anticipated that the directors nominated for election at the 2021 Annual Meeting will attend the 2021 Annual Meeting.

Board Independence

Incumbent directors Messrs. Hahn, Wallach, and Wilson are independent within the meaning of Sections 803A of the NYSE American Company Guide. Mr. Magnusson and Ms. Perazzo are not considered independent directors due to their employment by the Company within the previous three years.

A majority of the incoming members of the Board of Directors of the Company, consisting of Ms. Yao, Mr. Jiang and Ms. Zhu will be independent directors, as defined in Section 803A of the NYSE American Company Guide. Mr. Yu and Ms. Ng will not considered independent directors due to their employment as executive officers of the Company.

Family Relationships

There are no family relationships among the Company’s existing directors or executive officers, and based upon representations made to the company by the Incoming Directors and incoming executive officers, there are no family relationships among the Incoming Directors and incoming executive officers.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

The table below provides the compensation of the Company’s non-employee directors for the fiscal year ended December 31, 2020. The compensation of the Company’s directors who also serve as executive officers of the Company is set forth under “Executive Compensation—Summary Compensation Table” below.

2020 INCUMBENT DIRECTOR COMPENSATION TABLE

Name(1)	Fees Earned or Paid in Cash($)	Total($)
Roy E. Hahn	$75,500	$75,500
Toni M. Perazzo	81,500	81,500
Evan M. Wallach	87,500	87,500
David P. Wilson	75,500	75,500

(1) Michael G. Magnusson was an officer of the Company and its subsidiary JetFleet Management Corp. during 2020 and therefore did not receive compensation for service as a member of the Company’s Board of Directors or committee thereof, in accordance with the Company’s director compensation policy.

Executive Officer Compensation

The following table summarizes information concerning the compensation awarded, paid to or earned by, the Company’s executive officers for each of the last two completed fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Com- pensation ($)	Non-qualified Deferred Compen-sation Earnings ($)	All Other Compen- sation ($)(1)	Total ($)
Michael G. Magnusson, President & CEO	20202019	375,000366,462	18,18875,000(3)	00	00	00	00	3,7323,720	396,920445,182
Harold M. Lyons, CFO, Treasurer, Senior VP - Finance & Secretary of the Company; SVP Finance and CFO of JMC(2)	2020	225,000	11,986	0	0	0	0	3,732	240,718

(1) Consists of a matching contribution under employees’ 401(k) plan and life insurance premiums paid by the Company for each employee.
(2) Mr. Lyons was appointed to this position on January 1, 2020
(3) Amount includes bonus stipulated in employment agreement.

Narrative Disclosure to Summary Compensation Table

The compensation paid to the Company’s named executive officers consists solely of base salary plus cash bonus payments, if any. No named executive officer of the Company receives equity compensation.

In April of 2019, the Board approved a Bonus Plan for which all employees of the Company were eligible. A bonus pool of $294,500 was established as the maximum potential bonus pool available. The amount to be actually awarded under the Plan was determined based on the Company’s 2019 performance against four target metrics for Company revenue, income, asset on-lease percentage and volume of acquisitions, and a discretionary piece, each weighted at 20%. The metric for revenue growth was fully met and the metric for on-lease percentage of assets surpassed the minimum floor but did not reach the target metric for 2019, and no discretionary amount was added to the pool. Thus, the total bonus pool for 2019 was approximately 24% of the maximum pool bonus amount, or $71,416. The bonus pool allocated to each employee participated in the bonus pool based on a predetermined percentage set by management and approved by the Compensation Committee. Mr. Magnusson and Mr. Lyons were paid bonuses under this plan in February of 2020, in the amounts of $18,188 and $11,986, respectively.

Named Executive Officer Employment Agreements

Michael G. Magnusson. On May 9, 2019, the Company entered into an Employment Agreement (“Agreement”) with Michael G. Magnusson, the current President and Chief Executive Officer of the Company. The Agreement superseded and replaced Mr. Magnusson’s prior employment agreement with JetFleet Management Corp. (“JMC”), the management company for the Company. JMC became a wholly-owned indirect subsidiary of the Company on October 1, 2018, when the Company acquired JetFleet Holding Corp., the parent corporation of JMC. The following is a summary of the terms of the Agreement with Mr. Magnusson, which does not purport to be complete and is qualified in its entirety by reference to the complete text of the Employment Agreement, a copy of which is filed as Exhibit 10.1 to the Company Form 8-K report filed with the SEC on May 13, 2019:

Term:
The initial term of the Agreement expires on December 31, 2021, and is automatically renewable for additional one-year renewal terms unless one party gives the other at least 90 days’ notice prior to scheduled expiration of the Agreement that it will not be renewed.

Termination:
Termination. The Company may terminate the Agreement at any time for “Cause,” defined as (1) a material breach by Mr. Magnusson of his duties and responsibilities as set forth under this Agreement, resulting from other than Mr. Magnusson's complete or partial incapacity due to Disability (2) gross misconduct, (3) a breach of the Agreement, the Company’s employment standards of conduct or employee manual, (4) neglect of duties under the Agreement, or (5) violation of a federal or state law or regulation applicable to the business of the Company. The Company may terminate Mr. Magnusson's employment for Disability, defined as “any physical or mental incapacitation that results in Mr. Magnusson's inability to perform his duties and responsibilities for the Company for a period in excess of 90 consecutive days or for more than 120 days during any consecutive 12 month period. Mr. Magnusson may terminate his employment with the Company for Good Reason, defined as one of the following events: (i) a material and adverse change in Mr. Magnusson's position, duties, responsibilities, or status; (ii) a material reduction in Mr. Magnusson's salary or benefits then in effect, other than a reduction comparable to reductions generally applicable to similarly situated employees of the Company or (iii) the Company materially breaches this Agreement.

Annual Compensation/Signing Bonus:
Mr. Magnusson’s annual base salary for Fiscal Year 2019 is $375,000, with subsequent year base salary rates to be determined at the sole discretion of the Compensation Committee of the Board of Directors, but in no event less than $375,000. Mr. Magnusson received a $75,000 bonus upon signing of the Agreement.

Bonus Compensation:
Mr. Magnusson shall be entitled to participate in all executive cash bonus/long term incentive compensation plan approved by the Board of Directors for executive officers and key executives of the Company, when and if established by the Compensation Committee, as determined by good faith negotiation with the Compensation Committee.

Severance:
In the event the Company terminates the Agreement for any reason other than Cause or Disability, or in the event that Mr. Magnusson terminates the Agreement for Good Reason, Mr. Magnusson will be entitled to severance payments equal to his then effective base salary payable on a semi-monthly basis until the date that is the earlier of (i) the scheduled expiration date of the Employment Agreement or (ii) twenty-four months after such event of termination. If Mr. Magnusson commences subsequent employment during such payment period, the payment amounts during such period shall be reduced by an amount equal to 75% of the base compensation received by Mr. Magnusson from his successor employer during the overlapping period of the severance payment period and Mr. Magnusson’s new employment.

Directors and Executive Officers Compensation Post Effective-Date

Following the closing of the Plan Sponsor Agreement, the Company’s plans for compensation arrangements for the newly appointed directors and officers will be set by the Board at a future date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AEROCENTURY CORP.

By: /s/ Harold M. Lyons
Harold M. Lyons
SVP Finance and Chief Financial Officer